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                                                                Exhibit 25

Additional Information Set Forth in Response to Item 10:

The Bank has agreements with Bradley Rock, Anita Florek, Robert Anrig, Thomas Stevens and John Romano, (the Executives) which would become effective in the event of a change in control of the Bank's stock. The agreement provides, in essence, that the Executive would continue to be employed for a period of five years from the date of the change in control in a position with duties and authority commensurate with the duties being performed and the authority being exercised by the executives immediately prior to the change in control. It provides that their compensation and benefits would be commensurate with those of other executives in similar positions at the Bank or in similar positions with the organization which has acquired control of the bank. In any event, the executives compensation and benefits would not be less than they were immediately prior to the change in control.

The agreement further provides that if the Executives employment were terminated by the Bank subsequent to a change in control, for any reason other than cause, disability or death, the Executives would continue to receive the same compensation and benefits they would have received had they remained employed for a period of five years. The agreement between the Bank and Mr. Rock also provides that at any time within one year after the change in control, if Mr. Rock elects to terminate his employment with the bank for any reason, he will receive a lump sum severance allowance equivalent to three years compensation and benefits at the rate as payable to him immediately prior to the change in control.